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                                                                 Exhibit (a)(15)

News Release
Contact: James I. Freeman
       (501) 376-5980

               DILLARD'S SUCCESSFULLY COMPLETES CASH TENDER OFFER
                           ACQUIRES APPROXIMATELY 98%
                       OF MERCANTILE STORES COMPANY, INC.

    Little Rock, Arkansas, (August 13, 1998)--Dillard's, Inc. ("Dillard's") today announced that its cash tender offer for all outstanding shares of common stock of Mercantile Stores Company, Inc. ("Mercantile") expired, as scheduled, at 5:00 p.m., New York City time, on Wednesday, August 12, 1998. Dillard's, through its subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by Harris Trust Company of New York, as depositary, a total of approximately 36,043,339 shares of Mercantile has been acquired by Dillard's (including approximately 217,464 shares subject to guarantee of delivery) out of a total of 36,748,550 shares currently outstanding. Approximately 705,211 shares remained untendered as of the expiration of the tender offer.

    As a result of the foregoing, Dillard's has acquired more than 90% of Mercantile's outstanding shares, thereby permitting the second step of the acquisition without a meeting of Mercantile's shareholders.

    In the second step of the acquisition, Mercantile will be merged with a subsidiary of Dillard's and each Mercantile share not previously purchased in the tender offer will be converted into the right to receive $80.00 in cash. The completion of the merger is expected to occur on Tuesday, August 18, 1998.